

Matthew Lindner · 3rd

Service/hospitality leader and innovative consumer
packaged goods creator.

Greater Denver Area · 500+ connections · **Contact info**

Crafthouse Cocktails

Miami University

Experience

Co-Founder and CEO
Crafthouse Cocktails
Jan 2013 – Present · 6 yrs 11 mos

Industry leader in premium bottled cocktails. Responsible for
--->marketing plan
--->supply chain management
--->sales
--->budgeting
--->and human resource management.
Identify and engage national partnerships, all R&D, facilitate new market execution, and lead
graphic teams to ensure proper branding. Crafthouse is the first company to create ...**see more**

Founding Partner- CEO
Three Headed Productions
Mar 2005 – Jul 2014 · 9 yrs 5 mos
Chicago, Milwaukee and Charlotte

Three Headed Productions was a leader in hospitality innovation. Owned and operated several
venues including
*Cans Bar and Canteen
*Salud Tequila Lounge ...**see more**

Education

Miami University
Bachelor of Business Administration (BBA), Marketing/Marketing Management, General
1990 – 1994

Skills & Endorsements

Event Management · 17

Endorsed by **2 of Matthew's colleagues at Three Headed Productions**

Brand Development · 15

Endorsed by **Charles Joly, who is highly skilled at this**

Endorsed by **3 of Matthew's colleagues at Three Headed Productions**

Marketing Strategy · 14

Endorsed by **4 of Matthew's colleagues at Three Headed Productions**

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